UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Eagle Rock Energy Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

26985R 10 4

(CUSIP Number)

Charles C. Boettcher

Eagle Rock Energy Partners, L.P.

1415 Louisiana Street, Suite 2700

Houston, Texas 77002

(281) 408-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS MONTIERRA MINERALS & PRODUCTION, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,224,449(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,224,449(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,224,449(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.90%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS MONTIERRA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,274,760(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,274,760(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,274,760(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,004,733(1)
	8	SHARED VOTING POWER 9,922,949(1)
	9	SOLE DISPOSITIVE POWER 3,004,733(1)
	10	SHARED DISPOSITIVE POWER 9,922,949(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,927,682(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS Eagle Rock Holdings NGP 7, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,593,475(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,593,475(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,475(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.25%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NATURAL GAS PARTNERS VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,429,939(1)
	8	SHARED VOTING POWER 7,028,548(1)
	9	SOLE DISPOSITIVE POWER 31,429,939(1)
	10	SHARED DISPOSITIVE POWER 7,028,548(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,458,487(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.10%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	See 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NGP INCOME MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,714(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,714(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,714(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS Eagle Rock Holdings NGP 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,028,548(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,028,548(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,028,548(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS ERH NGP 7 SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,593,475(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,593,475(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,475(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.25%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS ERH NGP 8 SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,028,548(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,028,548(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,028,548(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.40%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS KENNETH A. HERSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,386,169(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,386,169(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,386,169 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.20%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See Item 5 for additional information.

EXPLANATORY NOTE

This Amendment No. 19 (this “Amendment”) to Schedule 13D/A last filed on March 15, 2012 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 51,386,169, which constitutes approximately 32.2% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on the outstanding number of Common Units on October 31, 2013, as reported by the Issuer in its Form 10-Q filed with the SEC on November 1, 2013. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A.

Item 1.	Security and Issuer.

This Item 1 shall be deemed to amend and restate Item 1 in its entirety:

The Schedule 13D/A relates to the Common Units of the Issuer. The principal executive offices of the Issuer are located at 1415 Louisiana Street, Suite 2700, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 51,386,169, which constitutes approximately 32.2% of the total number of Common Units outstanding. The beneficial ownership of the Reporting Persons reported in the Schedule 13D/A are calculated based on the outstanding number of Common Units on October 31, 2013, as reported by the Issuer in its Form 10-Q filed with the SEC on November 1, 2013.

Item 2.	Identity and Background.

This Item 2 shall be deemed to amend and restate Item 2 in its entirety:

(a)	This Schedule 13D/A is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Montierra Minerals & Production, L.P., a Texas limited partnership (“Montierra”);

(ii)	Montierra Management LLC, a Texas limited liability company and the general partner of Montierra LP (“Montierra Management”);

(iii)	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”) and 100% owner of ERH NGP 7;

(iv)	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”) and 100% owner of ERH NGP 8;

(v)	NGP Income Management, L.L.C., a Texas limited liability company (“NGP Income Management”);

(vi)	Eagle Rock Holdings NGP 7, LLC (“ERH NGP 7”), a Delaware limited liability company and 100% owner of SPV 7;

(vii)	Eagle Rock Holdings NGP 8, LLC (“ERH NGP 8”), a Delaware limited liability company and 100% owner of SPV 8;

(viii)	ERH NGP 7 SPV, LLC, a Delaware limited liability company (“SPV 7”);

(ix)	ERH NGP 8 SPV, LLC, a Delaware limited liability company (“SPV 8”); and

(x)	Kenneth A. Hersh, a citizen of the United States of America.

Montierra, Montierra Management, NGP VII, NGP VIII, NGP Income Management, ERH NGP 7, ERH NGP 8, SPV 7, SPV 8 and Kenneth A. Hersh are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated May 3, 2007 and amended as of August 15, 2011, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D/A.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D/A held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

Montierra	24 Greenway Plaza. Suite 450 Houston, Texas 77046

Montierra Management	24 Greenway Plaza. Suite 450 Houston, Texas 77046

NGP VII	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

NGP VIII	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

NGP Income Management	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

ERH NGP 7	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

ERH NGP 8	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

SPV 7	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

SPV 8	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

Kenneth A. Hersh	5221 N. O’Connor Blvd. Suite 1100 Irving, Texas 75039

(c)	(i) Montierra’s business activities include owning, managing, developing and producing certain oil and gas interests.

(ii)	Montierra Management’s sole business activity is serving as the general partner of Montierra.

(iii)	NGP VII, NGP VIII, NGP Income Management, ERH NGP 7, ERH NGP 8, SPV 7 and SPV 8 are all funds or general partners or subsidiaries of funds managed by NGP Energy Capital Management, whose primary business activity is managing such funds. Mr. Hersh is an Authorized Member of the ultimate general partners of NGP VII and NGP VIII.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Item 3 shall be deemed to amend and supplement Item 3 of the Schedule 13D/A:

In February 2013, SPV 7 and SPV 8 repaid all amounts outstanding under those certain Margin Loan Agreements with Nomura Securities (Bermuda) Ltd., and such Margin Loan Agreements were terminated and all collateral pledged thereunder released.

Item 4.	Purpose of Transaction

This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D/A:

On December 23, 2013, the Issuer entered into a Contribution Agreement to contribute its midstream business to Regency Energy Partners LP (“Regency”) for total consideration of up to $1.325 billion (the “Contribution Agreement”). In connection with this sale, Montierra, Montierra Management, NGP VII, NGP VIII, NGP Income Management, SPV 7 and SPV 8 (collectively, the “NGP Parties”) entered into a voting and support agreement (the “Voting Agreement”).

Under the terms of the Voting Agreement, each NGP Party has agreed to vote its Common Units in favor of (i) the approval and adoption of the Contribution Agreement, contributing the Issuer’s midstream assets to Regency, and (ii) any related matter that must be approved by the holders of Common Units in order for the transactions contemplated by the Contribution Agreement to be consummated according to its terms. Certain provisions of a prior voting agreement, entered into between NGP VIII and the Issuer were have been waived to the extent necessary to permit NGP VIII to join the other NGP Parties in entering into the Voting Agreement.

Item 5.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 in its entirety:

The percent of class provided for each Reporting Person below is based on the number of Common Units outstanding, which is equal to 159,591,063 Common Units outstanding as of October 31, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 1, 2013.

(a)-(b) (i)	Montierra is the sole record owner of, and has the sole power to vote and dispose of, 6,224,449 Common Units (3.90%).

(ii)	Montierra Management is the sole record owner of, and has the sole power to vote and dispose of, 50,311 Common Units (0.03%). Because Montierra Management is the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to the 6,224,449 Common Units (3.90%) held by Montierra.

(iii)	SPV 7 is the sole record owner of, and has the sole power to vote and dispose of, 3,593,475 Common Units (2.25%). ERH NGP 7 is the sole member of SPV 7 and may be deemed to possess sole voting and dispositive powers with respect to the 3,593,475 Common Units held by SPV 7.

(iv)	NGP Income Management is the sole record owner of, and has the sole power to vote and dispose of, 54,714 Common Units (0.03%).

(v)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of, 3,004,733 Common Units (1.88%). NGP VII owns a majority LP interest in Montierra. Because NGP VII directly or indirectly owns 100% of each of SPV 7 and NGP Income Management, NGP VII may be deemed to possess sole voting and dispositive powers with respect to the 3,593,475 Common Units (2.25%) held by SPV 7 and the 54,714 Common Units (0.03%) held by NGP Income Management.

(vi)	SPV 8 is the sole record owner of, and has the sole power to vote and dispose of, 7,028,548 Common Units (4.40%). ERH NGP 8 is the sole member of SPV 8 and may be deemed to possess sole voting and dispositive power with respect to the 7,028,548 Common Units held by SPV 8.

(vii)	NGP VIII is the sole record owner of, and has the sole power to vote and dispose of, 31,429,939 Common Units (19.6%). Because NGP VIII indirectly owns 100% of SPV 8, NGP VIII may be deemed to possess sole voting and dispositive powers with respect to the 7,028,548 Common Units (4.40%) held by SPV 8.

(viii)	Kenneth A. Hersh does not directly own any Common Units. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII. Thus, Mr. Hersh may be deemed to possess shared voting and dispositive powers with respect to all of the Common Units reported in this Schedule 13D/A.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units and the Warrants being reported in this Schedule 13D/A.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and supplement Item 6:

The information set forth or incorporated by reference in Items 3 and 4 is incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement, as amended on August 15, 2011 (filed as Exhibit A to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P	Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R	Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit T	Intentionally Omitted

Exhibit U	Intentionally Omitted

Exhibit V	Voting and Support Agreement between Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., ERH NGP 7 SPV, LLC and ERH NGP 8 SPV, LLC on the one hand and Regency Energy Partners LP on the other hand (filed as Exhibit V to the Schedule 13D/A on December 30, 2013).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: December 30, 2013

MONTIERRA MINERALS & PRODUCTION, L.P. By its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P. By its general partner, G.F.W. Energy VII, L.P. By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P. By its general partner, G.F.W. Energy VIII, L.P. By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

EAGLE ROCK HOLDINGS NGP 7, LLC By its sole member, Natural Gas Partners VII, L.P. By its general partner, G.F.W. Energy VII, L.P. By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

EAGLE ROCK HOLDINGS NGP 8, LLC By its sole member, Natural Gas Partners VIII, L.P. By its general partner, G.F.W. Energy VIII, L.P. By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

ERH NGP 7 SPV, LLC

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Chief Executive Officer & President

ERH NGP 8 SPV, LLC

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Chief Executive Officer & President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

Exhibit Index

Exhibit A	Joint Filing Agreement, as amended on August 15, 2011 (filed as Exhibit A to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P	Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R	Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit T	Intentionally omitted.

Exhibit U	Intentionally omitted.

Exhibit V	Voting and Support Agreement between Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., ERH NGP 7 SPV, LLC and ERH NGP 8 SPV, LLC on the one hand and Regency Energy Partners LP on the other hand (filed as Exhibit V to the Schedule 13D/A on December 30, 2013).

SCHEDULE A

The following individuals are members of the board of managers and officers of Montierra Management: Joseph A. Mills, Kenneth A. Hersh, Tony R. Weber and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and a resident of the United States. The business address of such individuals is 24 Greenway Plaza, Suite 450, Houston, Texas 77046.

The following individuals are members of the Authorized Members of GFW VII, L.L.C., the sole member of G.F.W. Energy VII, L.P., the general partner of NGP VII (which is also the sole member of ERH NGP 7): Kenneth A. Hersh, David R. Albin and William J. Quinn. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Natural Gas Partners VII, L.P., 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are members of the Authorized Members of GFW VIII, L.L.C., the sole member of G.F.W. Energy VIII, L.P., the general partner of NGP VIII (which is also the sole member of ERH NGP 8): Kenneth A. Hersh, David R. Albin, William J. Quinn, Tony R. Weber and Richard L. Covington. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are the officers of NGP Income Management: Tony R. Weber, Kenneth A. Hersh, David R. Albin, John Foster, Richard Covington, Laura Futrell and Christopher Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are the managers and officers of SPV 7: Kenneth A. Hersh, Tony R. Weber, Richard L. Covington and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are the managers and officers of SPV 8: Kenneth A. Hersh, Tony R. Weber, Richard L. Covington and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.